SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                          Mission West Properties, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                   -------------------------------------------
                         (Title of Class of Securities)


                                    605203108
                                 ---------------
                                 (CUSIP Number)


                                December 31, 2005
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)

                  [ ]     Rule 13d-1(c)

                  [X]     Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 -----------------------
CUSIP No. 605203108                   13G                     Page 2 of 10 Pages
------------------------                                 -----------------------
--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Carl E. Berg
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          USA
--------- ----------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  77,490,528
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  77,490,528
--------- ----------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          44,801,441
--------- ----------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)
--------- ----------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          70.8% *
--------- ----------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------


*    See Items 4. and 8., below

------------------------                                 -----------------------
CUSIP No. 605203108                   13G                     Page 3 of 10 Pages
------------------------                                 -----------------------
--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Clyde J. Berg
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          USA
--------- ----------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  77,490,528
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  77,490,528
--------- ----------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          43,478,470
--------- ----------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)
--------- ----------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          70.2% *
--------- ----------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------

*    See Items 4. and 8., below

------------------------                                 -----------------------
CUSIP No. 605203108                   13G                     Page 4 of 10 Pages
------------------------                                 -----------------------
--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Berg & Berg Enterprises, Inc.
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  77,490,528
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  77,490,528
--------- ----------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          10,789,383
--------- ----------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)
--------- ----------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          36.9% *
--------- ----------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          CO
--------- ----------------------------------------------------------------------

*    See Items 4. and 8., below

------------------------                                 -----------------------
CUSIP No. 605203108                   13G                     Page 5 of 10 Pages
------------------------                                 -----------------------
--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Citizenship or Place of Organization USA
--------- ----------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  77,490,528
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  77,490,528
--------- ----------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          13,252,925
--------- ----------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)
--------- ----------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          41.8% *
--------- ----------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------

*    See Items 4. and 8., below

------------------------                                 -----------------------
CUSIP No. 605203108                   13G                     Page 6 of 10 Pages
------------------------                                 -----------------------
--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          West Coast Venture Capital, Inc.
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Citizenship or Place of Organization USA
--------- ----------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  77,490,528
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  77,490,528
--------------------------- ----------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          169,131
--------- ----------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)
--------- ----------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          Less then 1% *
--------- ----------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          CO
--------- ----------------------------------------------------------------------

*    See Items 4. and 8., below

------------------------                                 -----------------------
CUSIP No. 605203108                   13G                     Page 7 of 10 Pages
------------------------                                 -----------------------
--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Berg & Berg Enterprises, LLC
--------- ----------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Citizenship or Place of Organization USA
--------- ----------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  77,490,528
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  77,490,528
--------- ----------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          196,428
--------- ----------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |X| Not applicable.
          (See Instructions)
--------- ----------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          1.1% *
--------- ----------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

*    See Items 4. and 8., below

------------------------                                 -----------------------
CUSIP No. 605203108                   13G                     Page 8 of 10 Pages
------------------------                                 -----------------------

Item 1. (a) The  name of the  issuer  is  Mission  West  Properties,  Inc.  (the
            "Company").

        (b) The principal executive offices of the Company are located at 10050 Bandley Drive, Cupertino, California 95014.

Item 2. Each reporting person and the citizenship or place or organization of the reporting person are identified on the cover page or cover page addenda and are incorporated by reference in response to this item.

        The address of the principal business office of each reporting person is 10050 Bandley Drive, Cupertino, California 95014.

        The title of class of securities and CUSIP number for the equity securities covered by this report are incorporated by reference from the cover page in response to this item.

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

        This statement is being filed pursuant to 13d-1(d).

Item 4. Ownership.

        The Company had 18,448,791 shares of Common Stock outstanding as of December 31, 2005.

        Regarding the beneficial ownership of each reporting person, reference is made to Item 4. of the cover page addendum for each reporting person and to Item 8., below. The beneficial ownership of shares of Common Stock by any reporting person is based on such reporting person's right to exchange O.P. Units for shares of Common Stock upon certain conditions under an exchange rights agreement with the Company.

        The reporting persons constitute a group because under the Company's charter and certain agreements among the Company, the reporting persons and other parties, the ownership interests of the reporting persons taking into account the shares of the Common Stock that would be issued upon the exchange of O.P. Units for shares of Common Stock, are aggregated in determining whether the issuer is subject to certain restrictions based on such ownership, including:

          - the required nomination of two representatives of the reporting persons to the Company's board of directors

          -    whether   the   approval   of  the   reporting   person's   board
               representative of certain actions by the board of directors is required

          - the approval of a sale of substantially all of the assets of the operating partnerships

        In addition, the Company's charter and such agreements limit the number of shares that can be held at any one time by the reporting persons in the aggregate to the lesser of 20% of the outstanding Common Stock and the maximum percentage that individual shareholders can own, directly or indirectly, under applicable REIT ownership limits contained in the Internal Revenue Code. Consequently, each of the reporting persons disclaims beneficial ownership of all shares of Common Stock in excess of the maximum number of shares that such reporting person currently has the right to acquire, taking into account these ownership restrictions.

        Furthermore, each reporting person disclaims beneficial ownership of shares that could be acquired upon the exchange of O.P. Units as to which such reporting person has no pecuniary interest.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        See responses in Item 4 above and Item 8 below.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        This schedule is filed pursuant to Rule 13d-1(d). The responses to Items 2(a)-(c) identify each of the persons filing this statement. See Exhibit 99.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10.Certification.

        Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006



/s/  Carl E. Berg                         /s/  Clyde J. Berg
---------------------------------         --------------------------------------
Carl E. Berg, as an individual,           Clyde J. Berg
as an officer of Berg & Berg              Signing for himself as an individual,
Enterprises, Inc. and West Coast          and as sole trustee of 1981 Kara Ann
Venture Capital, Inc., and as             Berg Trust
manager of Berg & Berg Enterprises, LLC

                                  EXHIBIT 99.1

                            SCHEDULE OF GROUP MEMBERS



                                                 Convertible O.P. Units and
              O.P. Unit Holder                        Common Stock (1)
---------------------------------------------- --------------------------------

Carl E. Berg (2)                                              33,646,499
---------------------------------------------- --------------------------------
Clyde J. Berg (3)                                             19,436,162
---------------------------------------------- --------------------------------
Berg & Berg Enterprises, Inc (2) (3)                          10,789,383
---------------------------------------------- --------------------------------
Berg & Berg Enterprises, LLC (2)                                 196,428
---------------------------------------------- --------------------------------
West Coast Venture Capital, Inc. (2)                             169,131
---------------------------------------------- --------------------------------
1981 Kara Ann Berg Trust (3)                                  13,252,925
---------------------------------------------- --------------------------------

                  TOTAL                                       77,490,528
---------------------------------------------- --------------------------------




(1)  Includes O.P. Units and Common Stock held of record by the group member.
(2)  These group members may be considered under common control.
(3)  These group members may be considered under common control.

                                  EXHIBIT 99.2

                             JOINT FILING AGREEMENT


     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Mission West Properties, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

February 13, 2006


/s/  Carl E. Berg                         /s/  Clyde J. Berg
---------------------------------         --------------------------------------
Carl E. Berg, as an individual,           Clyde J. Berg
as an officer of Berg & Berg              Signing for himself as an individual,
Enterprises, Inc. and West Coast          and as sole trustee of 1981 Kara Ann
Venture Capital, Inc., and as             Berg Trust
manager of Berg & Berg Enterprises, LLC